Exhibit 99.1

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

July 11, 2016

To all parties concerned:

Company name:	AOI Pro. Inc.

Representative:	Yasuhito Nakae, Representative Director & President and Executive Officer
(Code No. 9607 on the First Section of the Tokyo Stock Exchange)

Contact person:	Satoshi Yuzurihara, Representative Director & Vice President and Executive Officer
(TEL: 03-3779-8000)

Company name:	TYO Inc.

Representative:	Hiroaki Yoshida, President and CEO of the TYO Group
(Code No. 4358 on the First Section of the Tokyo Stock Exchange)

Contact person:	Hiroaki Uekubo, Executive Director for the Strategic Business Planning Headquarters
(TEL: 03-5434-1586)

Notice Regarding Execution of a Basic Agreement Concerning the Management Integration of AOI Pro. Inc. and

TYO Inc. by Establishment of a Joint Holding Company (Share Transfer)

This letter is to inform you that AOI Pro. Inc. (hereinafter, “AOI Pro.”) and TYO Inc. (hereinafter, “TYO”) resolved, at their respective board of directors meetings held today, to enter into and execute a basic agreement to establish a joint holding company and integrate their management (hereinafter, “Management Integration”) through a joint share transfer (hereinafter, “Share Transfer”).

1.	Background

AOI Pro. was founded in 1963 and has been in the TV commercial production business for more than 50 years; it is one of the leading companies in the industry. Based on the Mid-term Management Plan adopted in March 2015, while further expanding its core business of advertising video production focused on TV commercial production, AOI Pro. is newly working on the video content marketing business, which has continued to grow in the internet advertising area, by utilizing the company’s strength in video production know-how accumulated by the AOI Pro. Group. Overseas, AOI Pro. has built networks in the rapidly growing regions of Southeast Asia and China and has been developing its advertising video production business based on existing relationships with Japanese advertising agencies and clients; currently, the number of transactions with local companies is also growing.

TYO was founded in 1982 and has rapidly grown through mergers and acquisitions and other initiatives and has established itself as a leading company in the TV commercial production industry. Based on its Mid-term Management Plan adopted in September 2013, while seeking to expand its conventional advertising video production business, consisting primarily of TV commercial production through advertisement agencies, TYO has enhanced its salesforce and additionally strengthened and promoted direct business with sponsors by using creative solutions fostered by the TYO Group. Furthermore, TYO plans to newly operate a public relations business, which is expected to create synergies with the conventional advertising video production business. In addition, TYO has built a foundation to reach overseas markets through efforts such as establishing a joint venture with an Indonesian advertising agency and acquiring a creative agency with multiple business offices in Asia as a subsidiary.

In recent years, the environment surrounding the advertisement industry has been changing at a substantial and rapid pace through factors including diversification of media, such as digital media primarily based on the internet, diversification of devices, such as smartphones and tablet devices, and considerable advancement of technology, such as communication speed, data analysis, VR (virtual reality), and AR (augmented reality). Furthermore, the method of providing TV commercial materials to broadcast stations is expected to shift to online data transfer from 2017 and onwards, and print sales will accordingly decrease. Based on the above factors, it is thought that, while it would be difficult to expect significant mid- to long-term growth for the TV commercial production market, which is currently the core market for both companies, business domains related to advertising will continue to expand with potential changes in their methods and structure.

As a result of a comprehensive assessment of the above-noted circumstances surrounding the advertising business, as well as the visions, operational policies, business strategies, etc. of both companies, we have concluded that it is essential to the mid- to long-term growth of both companies to integrate their operations based on a spirit of equality and form a new group that leads the industry and to maintain “greater share”, “stronger negotiation power”, and “healthier capital” through consolidating and utilizing operational resources under common ideas and strategies, and that this will lead to gaining stronger competitiveness by building even more advanced business models.

2.	Basic Policy for Management Integration

The joint holding company will supervise the group companies and propose mid- to long-term strategies and allocate operational resources; this will be performed in a streamlined manner and for the purpose of maximizing the value of the group companies. Both companies will keep their independence in terms of business operation, and will contribute to the development of the group as a whole by jointly introducing and utilizing the notable features of their operational frameworks through personnel and information exchange and other efforts.

3.	Purpose and Effect

Both companies will, as new industry-leading group companies established through Management Integration, build advanced business models and provide appealing services, and aim to become companies that can contribute to all stakeholders including clients, shareholders, employees, and society, as the leading Japanese and Asian providers of video-focused advertisement-related services.

With respect to the advertising video production business focused on TV commercial production, which is the core business of both companies, we believe that we can maximize the sales and income of the entire group by respecting and maintaining the independence and the uniqueness of both companies in terms of sales/marketing, preserving the competitive relationship between the brands that have been fostered by both companies. On the other hand, we will proactively promote efforts such as standardization of personnel training, business streamlining measures, etc., joint procurement, and mutual utilization of post-production departments and filming equipment rental departments in order to strengthen profitability and cost competitiveness. In addition, the ability to develop new video production technologies such as VR and AR will be markedly enhanced by consolidating the operational resources of both companies.

With respect to the video marketing business, which is a new line of business that AOI Pro. is pursuing, we will promote a business model of providing solutions in cooperation with advertising agencies, which we anticipate will generate more direct transactions with clients and will increase the need for a sales framework that caters to these new relationships; therefore, we believe that great synergy can be expected with TYO, which has been strengthening direct transactions with clients.

In regard to the overseas business, while TYO has been proceeding with mergers and acquisitions with advertising agencies, AOI Pro. has been working on the advertising video production business; therefore, there is no functional overlap and we share the policy to expand the client base from Japanese companies to local companies located overseas. As such, we believe that we will benefit from the positive effects of the integration at an early stage.

In addition, due to the framework of the joint holding company, it will become possible for the joint holding company to efficiently allocate operational resources of both companies to growing business units under common operational strategies. This will enhance operational agility and efficiency and enable us to take more proactive measures than before, which will improve our adaptability to changes in the industry.

4.	Overview of the Share Transfer

(1)	Schedule for the Share Transfer

Board of directors meeting to approve the Basic Agreement concerning the integration of management (both companies)	July 11, 2016 (today)

Execution of the Basic Agreement concerning integration of management (both companies)	July 11, 2016 (today)

Date of the public notice of the record date for an extraordinary shareholders meeting (both companies)	July 16, 2016 (planned)

Board of directors meeting to approve the Integration Agreement and the Share Transfer Plan (both companies)	July 29, 2016 (planned)

Execution of the Integration Agreement and preparation of the Share Transfer Plan (both companies)	July 29, 2016 (planned)

Record date for an extraordinary shareholders meeting (both companies)	July 31, 2016 (planned)

Extraordinary shareholders meeting to approve the Share Transfer Plan (both companies)	September 27, 2016 (planned)

Date of delisting from the Tokyo Stock Exchange (both companies)	December 28, 2016 (planned)

Planned date of integration (date of the registration of the establishment of the joint holding company)	January 4, 2017 (planned)

Date of listing of the joint holding company	January 4, 2017 (planned)

The schedule above is the current plan and is subject to change through mutual consultation between both companies if necessary for proceeding with the Management Integration or due to other reasons. In addition, if circumstances arise in the future during the course of proceeding and consultation for Management Integration that delay or create difficulties in the Management Integration due to reasons such as applications to the related authorities including the Japan Fair Trade Commission, we will promptly make such circumstances known to the public.

(2)	Format of the Share Transfer

This will be a joint share transfer with AOI Pro. and TYO as the wholly-owned subsidiaries in share transfer and the newly established joint holding company as wholly owning parent company in the share transfer.

(3)	Content of allocation through the Share Transfer

The share transfer ratio for Management Integration will be determined by the time of execution of the integration agreement through mutual consultation in good faith based on the results of due diligence performed on the counterparty, its subsidiaries and affiliated companies and the results, etc. of valuations planned to be performed in the future by third party valuation organizations, and with due consideration to the market price of the shares of both companies.

(4)	Integration preparation committee

We will establish an integration preparation committee promptly after execution of the management integration agreement in order to hold intensive discussions on Management Integration between both companies.

(5)	Matters concerning application for listing of the joint holding company

We plan to apply to the First Section of the Tokyo Stock Exchange for listing the shares of the newly established joint holding company. The planned listing date is January 4, 2017, the date of the registration of the establishment of the joint holding company.

Both companies will become wholly-owned subsidiaries of the joint holding company through Share Transfer, and will be delisted on December 28, 2016 as a result of listing of the joint holding company.

5.	Overview of Companies Involved in the Share Transfer

(1)	Name	AOI Pro. Inc.		TYO Inc.

(2)	Address	1-5-1 Osaki, Shinagawa-ku, Tokyo		2-21-7 Kamiosaki, Shinagawa-ku, Tokyo

(3)	Representative’s job title and name	Representative Director & President and Executive Officer, Yasuhito Nakae		Representative Director & President, Hiroaki Yoshida

(4)	Business descriptions	Planning and production of TV commercials, digital content, etc.		Strategization, planning, and production of all advertising content

(5)	Capital	3,323 million yen (as of March 31, 2016)		1,850 million yen (as of January 31, 2016)

(6)	Date of establishment	October 25, 1963		April 2, 1982

(7)	Total number of outstanding shares	13,334,640 (as of March 31, 2016)		62,398,930 (as of January 31, 2016)

(8)	Fiscal year-end	March 31		July 31

(9)	Number of employees (consolidated)	902 (as of March 31, 2016)		841 (as of January 31, 2016)

(10)	Main business partners	Hakuhodo Incorporated Dentsu Inc. Asatsu-DK Inc.		Dentsu Inc. Hakuhodo Incorporated Asatsu-DK Inc.

(11)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Trust Bank, Limited		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and shareholding ratio	Cosmo Channel Co., Ltd.	10.30%	FIELDS Corporation	7.83%
		Imagica Robot Holdings Inc.	7.50%	Hiroaki Yoshida	7.26%
		Japan Trustee Services Bank, Ltd. (Trust Account)	7.29%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.09%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.73%	Katsumi Kimura	2.74%
		Hitoshi Hara	3.00%	Kazuyoshi Hayakawa	2.13%
		Fumiko Hara	2.46%	Memory-Tech Holdings Inc.	1.50%
		Trust & Custody Services Bank, Ltd. (Trust Account E)	2.12%	STATE STREET BANK AND TRUST COMPANY 505227 (standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.47%
		AOI Pro.’s employee shareholding association	1.91%
		Sumitomo Life Insurance Company	1.65%
		OMNIBUS JAPAN Inc. (as of March 31, 2016)	1.65%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.07%
				Sumitomo Mitsui Trust Bank, Limited	1.00%
				Kaneyuki Watanabe (as of January 31, 2016)	0.97%

(13)	Relationship between the companies involved

	Capital relationship	There is no significant capital relationship.	There is no significant capital relationship.

	Personnel relationship	There is no significant personnel relationship.	There is no significant personnel relationship.

	Business relationship	There is no significant business relationship.	There is no significant business relationship.

	Status as related parties	For both companies, neither the other party nor its affiliated persons or companies correspond to related parties.	For both companies, neither the other party nor its affiliated persons or companies correspond to related parties.

(14)	Operating results and financial condition for the last three years [unit: million yen (unless otherwise specified)]

	AOI Pro. Inc.			TYO Inc.
Fiscal year-end	Fiscal year ended March 2014	Fiscal year ended March 2015	Fiscal year ended March 2016	Fiscal year ended July 2013	Fiscal year ended July 2014	Fiscal year ended July 2015
Consolidated net assets	10,796	12,447	13,186	4,352	4,945	5,759
Consolidated total assets	23,554	25,583	28,995	13,057	12,879	14,590
Consolidated net assets per share (yen)	844.61	943.52	989.77	70.01	77.18	89.31
Consolidated sales	27,976	28,817	32,060	25,000	26,569	28,393
Consolidated operating income	1,783	1,952	2,491	1,493	1,712	1,884
Consolidated ordinary income	1,704	1,939	2,302	1,390	1,509	1,806
Current net income attributable to parent company’s shareholders	645	1,238	1,098	808	596	1,119
Consolidated current net income per share (yen)	53.90	101.38	88.09	13.53	9.85	17.96
Dividend per share (yen)	23.00	24.00	27.00	3.00	6.00	5.00

6.	Status of Joint Holding Company to be Founded as a Result of the Share Transfer

(1)	Trade name	To be determined.

(2)	Address	Minato City, Tokyo (planned)

(3)	*Names of directors	Representative Director: Yasuhito Nakae Representative Director: Hiroaki Yoshida Executive Director: Satoshi Yuzurihara Managing Director: Hiroaki Uekubo
* Directors at incorporation who are audit and supervisory committee members at incorporation are not included. It is planned that the number of directors at incorporation who are audit and supervisory committee members at incorporation will be four, and three of them will be outside directors.

(4)	Business descriptions	Operational management of affiliated subsidiaries and ancillary or related operations

(5)	Capital	5,000 million yen

(6)	Capital reserve	1,250 million yen

(7)	Fiscal year-end	December 31

(8)	Net assets	To be determined.

(9)	Total assets	To be determined.

(10)	Other	It is planned that the new company will be a company with an audit and supervisory committee, and will be set up with directors and the general meeting of shareholders as well as the board of directors, the audit and supervisory committee, and accounting auditors.

7.	Overview of Account Processing in Association with the Share Transfer

It is expected that account processing in association with the Share Transfer will be deemed an “acquisition” under the Accounting Standard for Business Combination, and the purchase method applies. As a result of application of the purchase method, goodwill (or negative goodwill) is expected to accrue in the consolidated accounting of the joint holding company; however, the amount is yet to be determined.

8.	Future outlook

We will provide information on the impact from this basic agreement on AOI Pro.’s business results for the fiscal year ending March 2017 as soon as it is determined.

There will be no impact on TYO’s business results for the fiscal year ending July 2016.

(Reference information) Forecasts for consolidated results for the current fiscal year and consolidated results for the preceding fiscal year of both companies

AOI Pro. Inc.	Sales	Operating income	Ordinary income	Current net income attributable to parent company’s shareholders	Current net income per share
Forecast for consolidated results for the current fiscal year (fiscal year ending March 2017)	million yen 33,800	million yen 2,630	million yen 2,630	million yen 1,300	yen 103.92
Consolidated results for the preceding fiscal year (fiscal year ended March 2016)	million yen 32,060	million yen 2,491	million yen 2,302	million yen 1,098	yen 88.09

TYO Inc.	Sales	Operating income	Ordinary income	Current net income attributable to parent company’s shareholders	Current net income per share
Forecast for consolidated results for the current fiscal year (fiscal year ending July 2016)	million yen 30,000	million yen 1,500	million yen 1,350	million yen 720	yen 11.54
Consolidated results for the preceding fiscal year (fiscal year ended July 2015)	million yen 28,393	million yen 1,884	million yen 1,806	million yen 1,119	yen 17.96

End of document